UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Western Midstream Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

958669 103
(CUSIP Number)

Marcia E. Backus
5 Greenway Plaza, Suite 110
Houston, Texas 77046
(713) 215-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Occidental Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
214,281,578

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
214,281,578

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
214,281,578

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*The calculation is based on a total of 416,137,101 common units outstanding as of September 11, 2020.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Oxy USA Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
214,281,578

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
214,281,578

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
214,281,578 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*The calculation is based on a total of 416,137,101 common units outstanding as of September 11, 2020.

CUSIP No.: 958669 103

1	NAMES OF REPORTING PERSONS
Occidental Permian Manager LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
214,281,578

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
214,281,578

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
214,281,578

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*The calculation is based on a total of 416,137,101 common units outstanding as of September 11, 2020.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
OXY Oil Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
214,281,578

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
214,281,578

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
214,281,578

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*The calculation is based on a total of 416,137,101 common units outstanding as of September 11, 2020.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
New OPL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
214,281,578

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
214,281,578

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
214,281,578

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*The calculation is based on a total of 416,137,101 common units outstanding as of September 11, 2020.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Baseball Merger Sub 2, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
214,281,578

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
214,281,578

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
214,281,578

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*The calculation is based on a total of 416,137,101 common units outstanding as of September 11, 2020.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Anadarko Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
214,281,578

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
214,281,578

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
214,281,578

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*The calculation is based on a total of 416,137,101 common units outstanding as of September 11, 2020.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Western Gas Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
199,916,629

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
199,916,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
199,916,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*The calculation is based on a total of 416,137,101 common units outstanding as of September 11, 2020

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
APC Midstream Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
38,597,109

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
38,597,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,597,109

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*The calculation is based on a total of 416,137,101 common units outstanding as of September 11, 2020.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
WGR Asset Holding Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
38,139,260

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
38,139,260

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,139,260

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*The calculation is based on a total of 416,137,101 common units outstanding as of September 11, 2020.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Kerr-McGee Worldwide Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,364,949

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,364,949

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,364,949

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*The calculation is based on a total of 416,137,101 common units outstanding as of September 11, 2020.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Anadarko E&P Onshore LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*The calculation is based on a total of 416,137,101 common units outstanding as of September 11, 2020.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Anadarko USH1 Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,364,949

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,364,949

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*The calculation is based on a total of 416,137,101 common units outstanding as of September 11, 2020.

Explanatory Note.

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 19, 2019 (the “Original Schedule 13D,” and as amended by Amendment No. 1, filed on January 7, 2020, the “Schedule 13D”) relating to the common units representing limited partner interests (the “Common Units”) in Western Midstream Partners, LP, a Delaware limited partnership (the “Issuer”) beneficially owned by Occidental Petroleum Corporation (“Occidental”), Oxy USA Inc. (“Oxy USA”), Occidental Permian Manager LLC (“OPM”), OXY Oil Partners, Inc. (“OOP”), New OPL, LLC (“OPL”), Baseball Merger Sub 2, Inc. (“BMS”), Anadarko Petroleum Corporation (“Anadarko”), Western Gas Resources, Inc. (“WGR”), APC Midstream Holdings, LLC (“APCMH”), WGR Asset Holding Company LLC (“WGRAH”), Kerr-McGee Worldwide Corporation (“KWC”), Anadarko E&P Onshore LLC (“AEP”) and Anadarko USH1 Corporation (“USH1” and together with Occidental, Oxy USA, OPM, OOP, OPL, BMS, Anadarko, WGR, APCMH, WGRAH, KWC and AEP, the “Reporting Persons”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The description of the Redemption included in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Redemption Agreement

On September 11, 2020, the Issuer entered into a unit redemption agreement (the “Redemption Agreement”) with Anadarko, pursuant to which the Issuer redeemed and canceled 27,855,398 units (the “Subject Units”) representing common interests in the Issuer (“WES Common Units”), in exchange for the Issuer transferring and assigning its pro rata portion of a 30-year note bearing interest at a fixed annual rate of 6.50% owed by Anadarko to the Issuer (the “General Partner” and such note, the “APC Note”), with Anadarko canceling and retiring such portion of the APC Note and the principal and accrued interest owed thereunder (such transaction, the “Redemption”). In connection with the Redemption, (i) Western Midstream Operating GP, LLC, a wholly owned subsidiary of the Issuer (“WES Operating GP”) and the general partner of Western Midstream Operating, LP (“WES Operating”), caused WES Operating to transfer and assign, on a pro rata basis, the APC Note to WES Operating’s limited partners; (ii) the Issuer caused WES Operating GP to transfer and assign WES Operating GP’s pro rata portion of the APC Note to the Issuer; (iii) AEP transferred 17,221,724 WES Common Units to USH1, (iv) Anadarko acquired 24,313,701 WES Common Units from APCMH, 684,922 WES Common Units from KMC and 2,856,775 WES Common Units from USH1.

As a result of the Redemption, Occidental indirectly holds approximately 51.5% of the issued and outstanding Common Units of the Issuer.

The foregoing description of the Redemption Agreement is qualified in its entirety by reference to the full text of the Redemption Agreement, which is filed as Exhibit U hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Partnership.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

After giving effect to the Redemption, the aggregate number and percentage of common units beneficially owned by each Reporting Person (on the basis of a total of 416,137,101 common units issued and outstanding as of September 11, 2020) is as follows:

Occidental

(a)	Amount beneficially owned: 214,281,578 common units Percentage: 51.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 214,281,578 common units

(ii)	Shared power to dispose or to direct the disposition of: 214,281,578 common units

(iii)	Sole power to vote or direct vote: 0

(iv)	Sole power to dispose or to direct disposition of: 0

Oxy USA

(a)	Amount beneficially owned: 214,281,578 common units Percentage: 51.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 214,281,578 common units

(ii)	Shared power to dispose or to direct the disposition of: 214,281,578 common units

(iii)	Sole power to vote or direct vote: 0

(iv)	Sole power to dispose or to direct disposition of: 0

OPM

(a)	Amount beneficially owned: 214,281,578 common units Percentage: 51.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 214,281,578 common units

(ii)	Shared power to dispose or to direct the disposition of: 214,281,578 common units

(iii)	Sole power to vote or direct vote: 0

(iv)	Sole power to dispose or to direct disposition of: 0

OOP

(a)	Amount beneficially owned: 214,281,578 common units Percentage: 51.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 214,281,578 common units

(ii)	Shared power to dispose or to direct the disposition of: 214,281,578 common units

(iii)	Sole power to vote or direct vote: 0

(iv)	Sole power to dispose or to direct disposition of: 0

OPL

(a)	Amount beneficially owned: 214,281,578 common units Percentage: 51.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 214,281,578 common units

(ii)	Shared power to dispose or to direct the disposition of: 214,281,578 common units

BMS

(a)	Amount beneficially owned: 214,281,578 common units Percentage: 51.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 214,281,578 common units

(ii)	Shared power to dispose or to direct the disposition of: 214,281,578 common units

(iii)	Sole power to vote or direct vote: 0

(iv)	Sole power to dispose or to direct disposition of: 0

Anadarko

(a)	Amount beneficially owned: 214,281,578 common units Percentage: 51.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 214,281,578 common units

(ii)	Shared power to dispose or to direct the disposition of: 214,281,578 common units

(iii)	Sole power to vote or direct vote: 0

(iv)	Sole power to dispose or to direct disposition of: 0

WGR

(a)	Amount beneficially owned: 199,916,629 common units Percentage: 48.0%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 199,916,629 common units

(ii)	Shared power to dispose or to direct the disposition of: 199,916,629 common units

(iii)	Sole power to vote or direct vote: 0

(iv)	Sole power to dispose or to direct disposition of: 0

APCMH

(a)	Amount beneficially owned: 38,597,109 common units Percentage: 9.3%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 38,597,109 common units

(ii)	Shared power to dispose or to direct the disposition of: 38,597,109 common units

(iii)	Sole power to vote or direct vote: 0

(iv)	Sole power to dispose or to direct disposition of: 0

WGRAH

(a)	Amount beneficially owned: 38,139,260 common units Percentage: 9.2%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 38,139,260 common units

(ii)	Shared power to dispose or to direct the disposition of: 38,139,260 common units

(iii)	Sole power to vote or direct vote: 0

(iv)	Sole power to dispose or to direct disposition of: 0

KWC

(a)	Amount beneficially owned: 14,364,949 common units Percentage: 3.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 14,364,949 common units

(ii)	Shared power to dispose or to direct the disposition of: 14,364,949 common units

(iii)	Sole power to vote or direct vote: 0

(iv)	Sole power to dispose or to direct disposition of: 0

AEP

(a)	Amount beneficially owned: 0 common units Percentage: 0.0%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 0 common units

(ii)	Shared power to dispose or to direct the disposition of: 0 common units

(iii)	Sole power to vote or direct vote: 0

(iv)	Sole power to dispose or to direct disposition of: 0

USH1

(a)	Amount beneficially owned: 14,364,949 common units Percentage: 3.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 14,364,949 common units

(ii)	Shared power to dispose or to direct the disposition of: 14,364,949 common units

(iii)	Sole power to vote or direct vote: 0

(iv)	Sole power to dispose or to direct disposition of: 0

(c)
None of the Reporting Persons, or to the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transactions in the Common Units during the past 60 days, other than the indirect disposition of the Common Units as described in Item 4.

(e)	This Amendment No. 2 is being filed to report that, as of September 11, 2020, AEP ceased to be the beneficial owner of any Common Units of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

The description of the Redemption Agreement in Item 4 above is hereby incorporated by reference into this Item 6. A copy of such agreement is included as an exhibit to this filing.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following exhibits:

Exhibit W
Unit Redemption Agreement, by and between Anadarko Petroleum Corporation and Western Midstream Partners, LP, dated as of September 11, 2020 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on September 16, 2020).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2020

OCCIDENTAL PETROLEUM CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

OXY USA INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

OCCIDENTAL PERMIAN MANAGER LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

OXY OIL PARTNERS, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

NEW OPL, LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

BASEBALL MERGER SUB 2, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

ANADARKO PETROLEUM CORPORATION

By:	/s/ Gina Karathanos
	Name:	Gina Karathanos
	Title:	Secretary

WESTERN GAS RESOURCES, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

APC MIDSTREAM HOLDINGS, LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

WGR ASSET HOLDING COMPANY LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

KERR-MCGEE WORLDWIDE CORP.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

ANADARKO E&P ONSHORE LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

ANADARKO USH1 CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President